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                   [NATIONAL HEALTH PARTNERS, INC. LETTERHEAD]






                                               January 24, 2006


VIA EDGAR AND FACSIMILE
-----------------------

Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE: NATIONAL HEALTH PARTNERS, INC. REGISTRATION STATEMENT ON FORM SB-2, REGISTRATION NO. 333-126315

Dear Ms. Fisher:

         We hereby request acceleration of effectiveness of the above-captioned registration statement to 3:00 p.m., Eastern Standard Time, on Friday, January 27, 2006, or as soon thereafter as practicable.

         This request constitutes confirmation of the fact that National Health Partners, Inc. and those requesting acceleration on behalf of National Health Partners, Inc. are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement.

         National Health Partners, Inc. hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve National Health Partners, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o National Health Partners, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






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Securities and Exchange Commission
January 24, 2006
Page 2




         Your consideration in this matter is greatly appreciated.

                                               Sincerely yours,

                                               NATIONAL HEALTH PARTNERS, INC.

                                               /s/ David M. Daniels

                                               David M. Daniels
                                               Chief Executive Officer


cc:  Alan Morris, Esquire
     Thomas A. Jones, Esquire